

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Via U.S. Mail and Facsimile

China XD Plastics Company Limited
Kim Sharpe
ISL, Inc.
10 Bodie Drive
Carson City, Nevada 89706

> **Re: China XD Plastics Company Limited**
> **Registration Statement on Form S-4**
> **Filed June 9, 2010**
> **File No. 333-167423**

Dear Kim Sharpe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you mistakenly filed amendment number 1 to Form S-3 as Form S-1/A on June 10, 2010 and then you refiled the same document as amendment number 1 to Form S-3 on June 11, 2010. Please withdraw the Form S-1/A filed on June 10, 2010 using the EDGAR code "AW". Please call EDGAR filer support if you need assistance.

Forward-Looking Statements, page 23

2. Please revise the qualification in the last sentence of the third paragraph to limit it to your forward-looking statements. In this regard, we note that you are responsible for the accuracy of the information included in the prospectus and may only qualify it to the extent it constitutes forward-looking statements within the meaning of section 27A of the Securities Act or section 21E of the Exchange Act.

Exhibit 5.1

3. Please have counsel revise its opinion in paragraph 1 to opine with respect to common stock issued otherwise than upon an exchange or conversion.

4. Please have counsel revise its opinion in paragraph 2 also to opine that the preferred stock will be validly issued.

5. The qualifications in the first sentence of the second paragraph on page 4 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove the qualifications.

Exhibit 5.2

6. Please have counsel revise its opinion to remove the qualification "approved by us" in clause (i) of the last paragraph on page 2.

7. Please have counsel delete clause (iii) of the third paragraph on page 3, as counsel has already included a general equitable principles limitation.

8. The qualifications in the first sentence of the fourth paragraph on page 3 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove the qualifications.

Amendment No. 1 to Registration Statement on Form S-3 filed June 11, 2010

Item 16. Exhibits, page 3

9. We note that you have revised your filing to include separate indentures for senior debt securities and for subordinated debt securities. Please revise to provide a statement of eligibility on Form T-1 for each indenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (*Via facsimile 212/504-3013*)
       Loeb & Loeb LLP
       345 Park Avenue
       New York, New York 10154